May 13, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Registration Statement on Form S-4 (Registration No. 333-262583)

To whom it may concern:

    Reference is made to the above-referenced registration statement (the
Registration Statement   ) of
ArcLight Clean Transition Corp. II (the    Issuer   ) under the Securities Act
of 1933, as amended (the    Securities
Act   ) with respect to a proposed business combination involving a merger, consolidation, exchange of
securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one
or more target companies (the    Transaction   ). The Registration Statement
has not yet been declared effective
as of the date of this letter.

    This letter is to advise you that, effective as of May 13, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

    Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or
Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of
Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                                          Sincerely,

                                                          CREDIT SUISSE
SECURITIES (USA) LLC




                                                          By

                                                          Name: Frank McGee
                                                          Title: Managing
Director

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cc: Jake Erhard, President and CEO, ArcLight Clean Transition Corp. II
    Marco Gatti, Chief Financial Officer, ArcLight Clean Transition Corp. II Julian Seiguer, Kirkland & Ellis LLP
    Michael Blankenship, Winston & Strawn LLP
    Eric Johnson, Winston & Strawn LLP